Confidential Treatment Requested by Questcor Pharmaceuticals, Inc.    Exhibit 2.2

Execution Version
___________________________________________________________________
ASSET PURCHASE AGREEMENT
between
NOVARTIS PHARMA AG
NOVARTIS AG

AND
QUESTCOR PHARMACEUTICALS, INC.
AKASIA LIMITED
___________________________________________________________________

Table of Contents
1.DEFINITIONS AND INTERPRETATION    1
2.SALE AND TRANSFER OF ASSETS    9
3.GRANT OF LICENSES    11
4.APPLICATION AND USE OF THE TRADEMARK    12
5.QUALITY CONTROL AND APPROVAL PROCEDURES    12
6.NOVARTIS NAME AND MARKS    13
7.ASSUMED LIABILITIES AND EXCLUDED LIABILITIES    13
8.OBLIGATIONS OF THE PURCHASER    14
9.TRANSITION SERVICES PROVIDED BY NOVARTIS    15
10.MAINTENANCE OF MARKETING AUTHORIZATIONS PENDING COMPLETION OF TRANSFER    16
11.CO-OPERATION ON PHARMACOVIGILANCE AND SAFETY    17
12.PURCHASE PRICE AND PAYMENT OF PURCHASE PRICE    17
13.CLOSING    18
14.THIRD PARTY AGREEMENTS    19
15.NOVARTIS’ REPRESENTATIONS AND WARRANTIES    21
16.QUESTCOR PARTIES’ REPRESENTATIONS AND WARRANTIES    22
17.INDEMNIFICATION    22
18.TERMINATION    24
19.CONFIDENTIALITY; PRESS RELEASE    25
20.MISCELLANEOUS    28
List of Annexes*
Annex 1    Trademarks
Annex 2    Novartis Names and Marks
Annex 3    Marketing Authorizations

Annex 4	Implementation Plan including list of Purchaser’s Affiliates and Distributors in the Territory
Annex 5    Drug Substance
Annex 6    Intentionally Omitted
Annex 7    Third Party Agreements
Annex 8    Template of Pharmacovigilance Agreement
Annex 9    Territory
Annex 10    Intentionally Omitted
Annex 11    Intentionally Omitted
Annex 12    List of Documents Describing Manufacturing Process

*
Annexes to this Asset Purchase Agreement are omitted pursuant to Item 601(b)(2) of Regulation S‑K. The registrant agrees to furnish supplementally a copy of any omitted annex to the Securities and Exchange Commission upon request.

ASSET PURCHASE AGREEMENT
This ASSET PURCHASE AGREEMENT (“Agreement”) is made as of this 11th day of June, 2013 (“Signing Date”), by and between Novartis AG (“NAG”), a company organized under the laws of Switzerland and located at Forum 1, Novartis Campus, 4056 Basel, Switzerland and Novartis Pharma AG (“NPHAG”), a company organized under the laws of Switzerland and located at Lichtstrasse 35, 4056 Basel, Switzerland (collectively, referred to as “Novartis”) and Questcor Pharmaceuticals, Inc. (“Questcor”), a company organized under the laws of the State of California, United States with its principal executive offices located at 1300 North Kellogg Drive, Suite D, Anaheim, California 92807, and Akasia Limited, a wholly-owned subsidiary of Questcor organized under the laws of Ireland (“Purchaser” and, together with Questcor, the “Questcor Parties”). Novartis and Questcor Parties are each referred to individually as a “Party” and together as the “Parties.”
RECITALS
WHEREAS, Novartis markets, sells, distributes, manufactures and commercializes, by itself or through Affiliates and/or third parties, the Product and the Drug Substance in the Territory;
WHEREAS, Novartis and/or its Affiliates desire to sell, transfer, and convey to the Purchaser, and the Purchaser desires to purchase, the Transferred Assets in the Territory, all upon the terms and subject to the conditions hereinafter specified;
WHEREAS, Novartis and/or its Affiliates desire to grant to Purchaser, and Purchaser desires to obtain rights to, the Licensed IP in the Territory, as set forth herein; and
WHEREAS, Novartis is willing to provide certain services involving the supply of Product and Drug Substance in the Territory and certain other assistance for a Transition Period as set forth in this Agreement and the Supply Agreement.
NOW, THEREFORE, the Parties hereby agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions. For the purpose of this Agreement, the following terms shall have the following meanings:
“Adverse Event” means any untoward medical occurrence in a patient or clinical investigation subject administered a pharmaceutical product and that does not necessarily have a causal relationship with the treatment. An adverse event can therefore be any unfavourable and unintended sign (including an abnormal laboratory finding), symptom, or disease temporally associated with the use of a medicinal product, whether or not related to the medicinal product.
“Affiliate” means, with respect to a Party, any person that directly or indirectly controls, is controlled by, or is under common control with that Party. For the purpose of this definition, “control” shall mean: (a) direct or indirect, ownership of fifty percent (50%) or more of the shares of stock entitled to vote for the election of directors, in the case of a corporation; (b) fifty percent (50%) or more of the equity interest in the case of any other type of legal entity, status as a general partner in any partnership; (c) any other arrangement whereby the entity or Person controls or has the right to control the board of directors or equivalent governing body of a corporation or other entity; (d) if a Party is exposed, or has rights, to variable returns from its involvement with an entity or Person and has the ability to affect its returns through its power over such entity or Person; or (e) the ability to cause the direction of the management or policies of a corporation or other entity. In the case of entities organized under the Laws of certain countries, the maximum percentage ownership permitted by Law for a foreign investor may be less than fifty percent (50%), and in such case such lower percentage shall be substituted in the preceding sentence, provided that such foreign investor has the power to direct the management and policies of such entity.
“Assumed Liabilities” shall have the meaning set forth in Clause 7.1.
“Books and Records” means all books, records, files, reports, plans and operating records in any form, in each case to the extent related to the Product, the Drug Substance, and/or the Transferred Assets in the Territory and owned or controlled by Novartis or its Affiliates.
“Business”- means the development, selling, marketing, distribution, manufacturing and commercialization of the Product in the Territory in the Field, as and where carried out by Novartis as of the Signing Date.
“Business Day” means a day (other than a Saturday, Sunday or a public holiday) on which the banks are open for business in Basel, Switzerland and New York, New York.
“Certificate of the Pharmaceutical Product” or “CPP” means a certificate issued in the format recommended by the World Health Organization (WHO), which establishes the status of the pharmaceutical product and of the applicant for such certificate in the exporting country.
“Closing” or “Closing Date” shall mean the date which is three (3) Business Days following the satisfaction or waiver of all conditions set forth in Clauses 13.2 and 13.3.
“Commercial Information” means marketing, advertising and promotional materials, customer and sales information, product literature, training materials, market research, customer surveys and any similar information that is owned or controlled by Novartis or its Affiliates and solely to the extent related to the Commercialization of the Product in the Territory.
“Commercialize” means to market, promote, distribute, import, offer to sell and/or sell Product, and “Commercialization” means commercialization activities relating to the Product, including activities relating to marketing, promoting, distributing, importing, offering for sale and/or selling the Product.
“Competition Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Federal Trade Commission Act, as amended, and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger, acquisition or otherwise.
“Contract” means any agreement, contract, purchase order, sales order, tender or other legally binding commitment or arrangement.
“Develop” or “Development” shall mean drug development activities, including, without limitation, research, test method development and stability testing, assay development and audit development, toxicology, formulation, quality assurance/quality control development, statistical analysis, clinical studies, packaging development, regulatory affairs, and the preparation, filing and prosecution of an Marketing Authorization.
“Domain Names” shall mean synacthen.ch and synacthen.com.
“Drug Product” shall mean the Product in the form of liquid ampoules containing the Drug Substance but excluding secondary packaging.
“Drug Substance” means the active pharmaceutical ingredient tetracosactide acetate (a synthetic ACTH analogue) having the structure set forth in Annex 5, and all other salt forms of such tetracosactide.
“Excluded Assets” shall have the meaning set forth in Clause 2.2.
“Excluded Liabilities” shall have the meaning set forth in Clause 7.2.
“Field” means all uses in humans.
“Force Majeure” means any event which is beyond the reasonable control of the Party affected, including but not limited to the following events: earthquake, storm, flood, fire or other acts of nature, epidemic, war, riot, public disturbance, strike or lockouts, government actions, terrorist attack or the like.
“Global Medical Information” shall mean any medical or clinical information related to the Product and/or the Drug Substance owned or controlled by Novartis and/or its Affiliates outside of the Territory or in the Territory for use outside the Territory in the Field, whether or not included in a Marketing Authorization for the Product and including but not limited to clinical study reports, pre-clinical data and toxicity data and that are in existence, and owned or controlled by Novartis and/or its Affiliates that Novartis is not prohibited by Law from disclosing to Purchaser.
“Good Manufacturing Practice” or “GMP” means the current good manufacturing practices (cGMP) and all applicable governmental rules and regulations as applied at the site(s) of manufacture and control, as amended from time to time and in effect during the term of this License Agreement.
“Government Official” means any official or employee of a Governmental Entity, state-owned entity, government or regulatory, administrative or other agency, political party or official thereof or candidate for political office.
“Governmental Entity” means any court, agency, authority, department, legislative or regulatory body or other instrumentality of any (i) government, (ii) country, (iii) national, federal, state, provincial, regional, county, city or other political subdivision of any such government or country, (iv) supranational organization of which any such government or country is a member, or (v) quasi-governmental authority or self-regulatory organization of competent authority.
“Implementation Plan” shall have the meaning set forth in Clause 2.5.
“Indemnified Party” shall have the meaning set forth in Clause 17.5.
“Indemnifying Party” shall have the meaning set forth in Clause 17.5.
“Information” means all Licensed IP, Manufacturing Technology, Transferred Assets and other proprietary information and data of a financial, commercial or technical nature which the disclosing Party or any of its Affiliates (in the case of Novartis) has supplied or otherwise made available to the other Party or Affiliates (in the case of Novartis), under this Agreement and whether made available orally, in writing or in electronic form, including information comprising or relating to concepts, discoveries, inventions, data, designs or formulae in relation to this Agreement.
“Inventory” means all stock of raw materials, packaging materials, Drug Substance, Drug Product, and/or Product that are solely and specifically related to (and for use in) the Product and that are maintained, held, or stored by or on behalf of Novartis or its Affiliates for use in the Field and in the Territory.
“Know-How” means all existing and available technical information, know-how and data, including inventions (whether patentable or not), discoveries, trade secrets, package specifications, chemical specifications, analytical test methods, stability data, testing data, product specifications, instructions, processes, formulation information, validation documents, materials, drawings, formulae, reports, and other technology and techniques in each case to the extent related to the Product or to the Drug Substance in the Territory in the Field including all biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, clinical safety, safety data, manufacturing and quality control, preclinical and clinical data to the extent relevant to the Development, manufacture, registration, use or Commercialization of the Product but excluding Manufacturing Technology, and that are in existence, and owned or controlled by Novartis and/or its Affiliates.
“Law” means any statute, law, ordinance, requirement, regulatory rule, code or order of a Governmental Entity.
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.
“Liabilities” means any and all debts, liabilities, responsibilities, commitments, expenses and obligations, of any nature or kind whether accrued or fixed, known or unknown, absolute or contingent, matured or not, or determined or determinable, and whether due or to become due including without limitation, product liability, and, more generally, any liability arising under any law, action or governmental order and any liability arising under any Contract or undertaking.
“License Agreement” means that certain License Agreement by and among NAG, NPHAG, Questcor and Purchaser, dated as of the Signing Date.
“Licensed IP” means any (i) Global Medical Information, (ii) Trademarks, (iii) Domain Names, and (iv) Know-How, Books and Records, Commercial Information, Medical Information and Marketing Authorization Data (and any intellectual property rights in the foregoing) in each case that does not constitute Transferred Intellectual Property but that is related to the Commercialization and/or manufacture of the Product and/or Drug Substance in the Field and in the Territory in each case that is in existence and owned or controlled by Novartis and/or its Affiliates or which Novartis and/or its Affiliates have a right to license as of the Closing Date.
“Loss” means any and all direct economic losses, including but not limited to damages, internal and external costs and expenses including reasonable attorney’s fees and expenses in connection with any action, suit or proceeding, whether involving a Third Party claim or a claim solely between the Parties.
“Manufacturing Technology” means all technology, trade secrets, know-how and proprietary information in each case to the extent related to the manufacture, validation, packaging, release testing, stability and shelf life of the Product and/or the Drug Substance, including the Product’s formulation, manufacturing records, sampling records, standard operation procedures and batch records related to the manufacturing process and that are in existence and owned or controlled by Novartis and/or its Affiliates.
“Marked Product” has the meaning set forth in Clause 4.1
“Marketing Authorizations” or “MAs” means the marketing authorizations, and any equivalent regulatory approvals, including those listed in Annex 3, for the Product in the Territory.
“Marketing Authorization Data” means the existing and available dossiers containing the relevant Know-How used by Novartis and/or its Affiliates solely to obtain and maintain the Marketing Authorizations.
“MA Transfer Date” means, in relation to each country of the Territory, the date upon which the relevant Regulatory Authority approves and notifies the transfer or resubmission, as applicable, of all Marketing Authorizations in such country, naming the Purchaser or the Purchaser’s Affiliate or designate as the holder of such Marketing Authorizations.
“Medical Information” shall mean any medical or clinical information related to the Product and/or Drug Substance owned or controlled by Novartis and/or its Affiliates in the Territory for use in the Territory in the Field that Novartis is not by Law prohibited from transferring to Purchaser, including clinical and technical matters, such as therapeutic and diagnostic uses for the approved indications, drug-disease information, and other Product characteristics.
“Medical Need” means any pharmaceutical product in a particular country defined as Medical Need by the relevant regulatory health authority in such country.
“Net Receivables” shall have the meaning set forth in Clause 2.2(c).
“Novartis” shall have the meaning set forth in the Preamble.
“Novartis Names and Marks” means the name and mark “Novartis” (in any style and design), the Novartis logo set forth in Annex 2 and the name, marks, identifiers of Novartis predecessor companies (Ciba, Geigy, Ciba-Geigy and Sandoz).
“OFAC” means the Office of Foreign Assets Control of the United States Department of Treasury.
“Party” and “Parties” shall have the meanings set forth in the Preamble.
“Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity.
“Phase 1 Period” means the period, on a country-by-country basis, from the Closing Date until the earlier of:

(a)	the [***]; and

(b)	[***] ([***]) years from the Closing Date.
“Phase 2 Period” means the period, on a country-by-country basis, from the MA Transfer Date until the earlier of:

(a)	the approval of the manufacturing (or sourcing from a Third Party) of the Product by Purchaser or its Affiliate or designate; and

(b)	[***] ([***]) years from the Closing Date.
“Product” means (i) Synacthen and Synacthen Depot, and (ii) any product for use in the Field in the Territory containing the Drug Substance (either alone or in combination with other active pharmaceutical ingredients) which is Developed or Commercialized using the Transferred Intellectual Property and/or Licensed IP. For the sake of clarity, the Parties acknowledge and agree that (a) as of the Signing Date, the Product exists solely in the form of Synacthen and Synacthen Depot and (b) the Product does not include the tetracosactide product commercialized by Novartis’ Affiliate, Sandoz, as of the Signing Date.
“Purchase Price” shall have the meaning set forth in Clause 12.1 below.
“Purchaser” shall have the meaning set forth in the Preamble.
“Regulatory Authority” means any Governmental Entity responsible for granting Marketing Authorizations for the Product, including the European Medicines Agency, any successor entity thereto, and any corresponding national or regional regulatory authorities.
“Returned Territory” shall have the meaning set forth in Clause 18.1.
“Returned Territory Fee” shall have the meaning set forth in Clause 18.1.
“Special License” shall mean any import permit or license for distribution without an MA under which the Product is sold in any country in the Territory as listed in Annex 3 and whether in relation to a government tender or otherwise.
“Supplier 1” shall mean the company that supplies Novartis with Drug Substance.
“Supplier 1 Supply Agreement” shall mean the supply agreement between Novartis and Supplier 1, effective as of January 1, 2010, (as amended from time to time).
“Supplier 2” shall mean the company that supplies Novartis with Drug Product.
“Supplier 2 Supply Agreement” shall mean the supply agreement between Novartis and Supplier 2, effective as of August 7, 2000 (as amended from time to time).
“Supply Agreement” means the supply agreement for the Product (in the dosage forms described in the Supply Agreement) and the Drug Substance, (as the case may be), in the Territory, which the Parties have signed in connection with this Agreement.
“Synacthen” means SYNACTHEN i.m./i.v. 0.25 mg/mL solution for injection (and other local dosage forms) that includes the Drug Substance as the sole active ingredient and that is authorised for marketing and sale by Novartis and its Affiliates under the respective Trademarks, and the respective Marketing Authorization(s) or under Special License in the Territory and in the Field as of the Closing Date.
“Synacthen Depot” means SYNACTHEN DEPOT i.m. 1 mg/mL (and other dosage local strengths) suspension for injection that includes the Drug Substance as the sole active ingredient and that is authorised for marketing and sale by Novartis and its Affiliates under the respective Trademarks, and the respective Marketing Authorization(s) or under Special License in the Territory and in the Field as of the Closing Date.
“Tender” means the supply of Product to governments, hospitals and pharmacies through tender offers.
“Territory” means all countries in the world other than those countries listed in Annex 9.
“Third Party” shall mean any Person other than a Party or an Affiliate of a Party.
“Third Party Agreements” means the existing agreements between Novartis or any of its Affiliates on the one hand and third parties on the other hand that are identified in Annex 7 but excluding for the avoidance of doubt the Supplier 1 Supply Agreement and Supplier 2 Supply Agreement.
“Trade Control Laws” means U.S. and non-U.S. export control and economic sanctions laws, including but not limited to: (i) the U.S. Export Administration Regulations (Title 15 of the U.S. Code of Federal Regulations Part 730 et seq.); (ii) the International Traffic in Arms Regulations (Title 22 of the U.S. Code of Federal Regulations Part 120 et seq.); (iii) the economic sanctions rules and regulations implemented under statutory authority and/or President’s Executive Orders (Title 31 of the U.S. Code of Federal Regulations Part 500 et seq.), administered by OFAC; (iv) the EU Dual-Use Regulation 428/2009, including the EU Dual-Use List (Annex I); and (v) the EU Restrictive Measures (Sanctions) Programs, as implemented at the EU and EU member state level.
“Trademarks” means the registered trademarks in the Territory as listed in Annex 1, including all goodwill associated therewith and all other trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications belonging to Novartis and/or its Affiliates which are used or held for use in the Business, together with the goodwill associated therewith, both domestic and foreign.
“Transferred Assets” shall have the meaning set forth in Clause 2.1.
“Transferred Intellectual Property” means any Know-How, Books and Records, Commercial Information, Medical Information and Marketing Authorization Data (and any and all intellectual property rights in the foregoing) and any other intellectual property rights excluding the Licensed IP, in each case solely to the extent relating exclusively to the Product and/or Drug Substance in the Field and in the Territory and that is in existence, transferable and owned or controlled by Novartis and/or its Affiliates as of the Closing Date. For the sake of clarity, the Parties acknowledge and agree that the Transferred Intellectual Property does not include the tetracosactide product commercialized by Novartis’ Affiliate, Sandoz, as of the Signing Date.
“Transition Period” means the period, on a country-by-country basis, from the beginning of the Phase 1 Period until the end of the Phase 2 Period but no longer than for a maximum of [***] ([***]) years from the Closing Date.
“Transition Services” shall have the meaning set forth in Clause 9.1.

1.2	Interpretation. In this agreement unless otherwise specified:

(a)	“includes” and “including” shall mean respectively includes and including without limitation;

(b)	a Party includes its permitted assignees and/or the respective successors in title to substantially the whole of its undertaking;

(c)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(d)
the Annexes and other attachments form part of the operative provision of this Agreement and references to this Agreement shall, unless the context otherwise requires, include references to the Annexes and attachments;

(e)	the headings in this Agreement are for information only and shall not be considered in the interpretation of this Agreement;

(f)	general words shall not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of acts, matters or things;

(g)	any reference to “writing” or “written” includes faxes and any legible reproduction of words delivered in permanent and tangible form (but does not include email); and

(h)
the Parties agree that the terms and conditions of this Agreement are the result of negotiations between the Parties and that this Agreement shall not be construed in favour of or against any Party by reason of the extent to which any Party participated in its preparation.

2.	SALE AND TRANSFER OF ASSETS

2.1	Sale of Assets.

(i)
On the Closing Date, Novartis shall, or shall cause its Affiliates to, sell, transfer, and convey to Purchaser, and Purchaser shall purchase from Novartis and its Affiliates, all of Novartis’ and its Affiliates’ rights, titles, and interests in and to the following assets to the extent that they relate to the Product in the Territory in the Field (“Transferred Assets”):

(i)	the Transferred Intellectual Property;

(ii)	the Marketing Authorizations; and

(iii)	the Third Party Agreements that are assigned by Novartis to Purchaser pursuant to Clause 14 below.

2.2	Excluded Assets. Notwithstanding Clause 2.1, Novartis shall not sell, transfer, or convey to Purchaser, and Purchaser shall not purchase and acquire the following (“Excluded Assets”):

(a)	the Licensed IP (including, for the avoidance of doubt, the Trademarks) but subject to the license rights granted to the Purchaser herein and/or the Supply Agreement;

(b)	the name “Novartis”, “Ciba-Geigy” or “Sandoz”, or any trademark, service mark, trade dress, logo, trade name or corporate name similar or related thereto;

(c)
the accounts receivable and the accounts payable including accruals, prepaid expenses and any cash or cash equivalents of Novartis or any of its Affiliates relating to the Product or the Transferred Property for the period prior to the Closing Date (“Net Receivables”);

(d)	any real property or leaseholds (together with all fixtures and fittings related to any property), physical plant, machinery, equipment, motor vehicles or office equipment;

(e)	any rights or assets belonging to the generic business of Sandoz (which is the generic division of Novartis), or any of its successors, containing the Drug Substance;

(f)	any rights or assets belonging to the over-the-counter business (which is a division of Novartis), or any of its successors, containing the Drug Substance;

(g)	any rights or assets belonging to the business of Alcon (which is a division of Novartis), or any of its successors, containing the Drug Substance;

(h)	any rights or assets belonging to Novartis Vaccines and Diagnostics (which is a division of Novartis), or any of its successors, containing the Drug Substance;

(i)
any rights or assets outside the Field (including without limitation, the use of the Drug Substance in the veterinary pharmaceutical field and any rights or assets belonging to Novartis Animal Health (which is a division of Novartis) or any of its successors);

(j)	any domain names containing the word “Synacthen” followed by a designation of a geographic location outside the Territory and the websites located at such domain names;

(k)	any rights under Novartis’ insurance policies or self-insurance which are related to the manufacture, Development or Commercialization of the Product;

(l)
originals of Books and Records that Novartis and/or its Affiliates are required to retain pursuant to any Law, provided however, that following the Closing Date (i) Novartis and its Affiliates, as applicable, shall provide copies (redacted to the extent necessary to remove any confidential information not related to the Product or Drug Substance in the Territory) of such Books and Records to the extent related to the Product or Drug Substance in the Territory upon the Purchaser’s reasonable request and (ii) Novartis and its Affiliates, as applicable, may destroy such Books and Records in accordance with their prevailing records retention procedures to the extent such Books and Records are no longer required to be retained by Law so long as Novartis and its Affiliates have previously provided copies of such Books and Records pursuant to clause (i) of this Clause 2.2(l); and

(m)	any rights or assets outside the Field and/or Territory for the Product.

2.3
Sale of Inventory. Purchaser shall purchase (or shall cause its Affiliates to purchase) the Inventory in separate transactions in accordance with the terms and conditions contained in the Supply Agreement. It is agreed and understood by and between the Parties that the Purchase Price paid pursuant hereto does not include the Inventory.

2.4
Retained Rights in the Territory. Subject to the terms of the License Agreement, each Questcor Party hereby acknowledges and agrees that Novartis and the Third Party to which certain rights to the Product have been granted as of the Signing Date may continue to develop, manufacture, market and sell the Product itself or through its Affiliates or Third Party collaborators outside the Territory. Further, Novartis and the Third Party to which certain rights to the Product have been granted outside the Territory as of the Signing Date may carry out non-clinical research and clinical development in connection with the Product and manufacture or have manufactured the Product in the Territory for Commercialization outside the Territory. Further Novartis and/or its Third Party contract manufacturer may manufacture or have manufactured the Product within or outside the Territory for sale to the Purchaser pursuant to the Supply Agreement.

2.5
Implementation Plan. Within sixty (60) days following the Signing Date, the Parties will start discussing: (a) in which countries Purchaser plans to do a parallel submission of the Drug Substance manufacturing site variation and shelf life reduction and MA transfer; (b) the timing of MA submission on a country level and expected approval timelines; and (c) start preparing an implementation plan. Following the Closing, the Parties shall transfer the Business in accordance with the implementation plan attached at Annex 4 (the “Implementation Plan”). Purchaser acknowledges and agrees there is a Medical Need for the Product in some countries in the Territory and agrees to prioritise over countries where there is not a Medical Need the transfer of, and shall use commercially reasonable efforts to, ensure continuity of supply of Product in such countries before expiry of the Transition Period.

3.	GRANT OF LICENSES

3.1
License. As of the Closing Date and subject to the terms of this Agreement, Novartis shall, or shall cause its Affiliates to, grant to Purchaser an exclusive, irrevocable (other than as set forth in Clause 18 with respect to Returned Territory), perpetual, sublicensable, assignable, transferable, royalty-free, fully paid-up license under the Licensed IP to research, Develop, market, sell and Commercialize the Product in the Field in the Territory and to manufacture or have manufactured the Product anywhere in the world for use in the Field in the Territory.

As of the Closing Date and subject to the terms and conditions of this Agreement, Novartis grants to Purchaser a co-exclusive, irrevocable (other than as set forth in Clause 18 with respect to Returned Territory), perpetual, sublicensable, assignable, transferable, royalty-free, fully paid-up license under the Manufacturing Technology to use the Manufacturing Technology solely to manufacture or have manufactured the Product for Commercialization in the Field in the Territory. For purposes of the above, “co-exclusive” means exclusive as to Purchaser and one other Person as of the Effective Date.

3.2
Restriction of Rights. Unless permitted by a separate written agreement signed between the Parties, no Questcor Party nor any of their respective Affiliates shall, whether directly or indirectly: (a) knowingly sell Product to customers outside the Territory; (b) manufacture Product which it knows are for use outside the Territory; and/or (c) manufacture Product for sale to customers who Purchaser knows intend to sell such Product outside the Territory.

3.3
License Grant from Purchaser to Novartis. Purchaser, on behalf of itself and its Affiliates, hereby grants to Novartis and its Affiliates a non-exclusive, transferable, perpetual, irrevocable, royalty-free, fully-paid up license under the Transferred Intellectual Property, Licensed IP and Manufacturing Technology: (i) to use the Licensed IP for non-clinical research and non-clinical development purposes inside the Territory; and (ii) to make, have made, and use the Product and the Drug Substance inside the Territory, but, in each case solely for Commercialization outside the Territory (subject to the limitations in the License Agreement).

3.4	Rights of Novartis.

(a)
Without prejudice to any other rights that Novartis may have, but subject to Purchaser’s and its Affiliates’ rights under the License Agreement, Purchaser agrees that Novartis retains or shares full and unencumbered rights under the Licensed IP: (i) to make Drug Substance and Product in the Territory for sale outside the Territory, (ii) to exploit or have exploited the Licensed IP in the Territory outside the Field, and/or (iii) to perform its obligations under the Supply Agreement and this Agreement. Purchaser acknowledges and agrees that as between the Parties, Novartis and/or its Affiliates are the sole owner(s) of all right, title and interest in and to the Licensed IP and Purchaser has not acquired, and shall not acquire, any right, title or interest in or to the Licensed IP other than the rights expressly set forth in this Agreement.

(b)
Purchaser shall and hereby does, grant Novartis and its Affiliates, effective upon the Closing Date, the necessary rights under any Transferred Intellectual Property transferred to the Purchaser under this Agreement solely to fulfill its obligations under this Agreement and the Supply Agreement.

(c)
Unless permitted by a separate written agreement signed between Novartis and Purchaser (or its designee), neither Novartis nor any of its Affiliates shall, whether directly or indirectly: (i) knowingly sell Product to customers inside the Territory inside the Field; and/or (ii) manufacture, Develop or Commercialize Product which it knows are for use inside the Territory inside the Field; and/or (c) manufacture Product for sale to customers who such Person knows intend to sell such Product inside the Territory inside the Field.

4.	APPLICATION AND USE OF THE TRADEMARK

4.1
Application of Trademarks. Any manufacture, marketing, promotion, sale, and/or distribution by the Purchaser or any of its Affiliates of Product that carries, or sold by reference to, the Trademarks (“Marked Product(s)”) shall be governed by the relevant provisions of this Agreement, provided that Purchaser shall have no obligation to use the Trademarks.

4.2
Use of Trademarks. No Questcor Party nor any of their respective Affiliates shall use in its business (or apply or obtain registration for) any trademark or corporate name or trading name identical with or confusingly similar to the Trademarks, except for use of the Trademarks in connection with the Commercialization of the Product.

5.	QUALITY CONTROL AND APPROVAL PROCEDURES

5.1
Standards of Quality. To the extent that Purchaser or any of its Affiliates is using the Trademarks and/or Novartis Names and Marks licensed to Purchaser under this Agreement, Novartis shall notify the Purchaser of the reasonable standards of quality and specifications that must be adopted by the Purchaser or its Affiliates in the manufacture and handling of Marked Product(s) in the Territory and the Purchaser undertakes to, and to cause its Affiliates to, comply strictly with such standards and specifications. For the avoidance of doubt, the Purchaser agrees to, and to cause its Affiliates to, strictly comply, at least, with applicable Good Manufacturing Practice in the manufacture of Marked Product(s), as well as to strictly comply with applicable laws and regulations in the marketing, sale, and distribution of Marked Product(s). Novartis shall give the Purchaser written notice of any modifications or changes to the standards of quality or specifications relating to the Product in the Territory and the Purchaser must, and must cause its Affiliates to, use commercially reasonable efforts to implement any such modification or change as soon as possible.

5.2
Quality Control. To the extent that Purchaser or any of its Affiliates is using the Trademarks and/or Novartis Names and Marks licensed to Purchaser under this Agreement, upon Novartis’ request, Purchaser shall, and shall cause its Affiliates to, at Purchaser’s expense, submit to Novartis for approval a reasonable number of production samples of the Marked Product(s). In the event that Novartis reasonably objects to the quality of any sample, Novartis shall give written notice of such objection to the Purchaser within sixty (60) days of receipt of the sample by Novartis, specifying the way in which the sample fails to meet the quality standards and specifications set forth in accordance with Clause 5.1. The Purchaser shall be obliged to, and cause its Affiliates to, remedy the failure and to submit further samples to Novartis for approval in accordance with this Clause 5.2.

6.	NOVARTIS NAME AND MARKS

6.1
Use of Novartis Name. Subject to the terms and conditions of this Agreement, Novartis hereby grants to Purchaser and its Affiliates the right to use, consistent with Novartis’ practice prior to the Closing Date, which practice is fully set forth in Annex 2 attached hereto, the Novartis Names and Marks on Product packaging, leaflets and marketing materials in the Territory.

6.2
Period of Use. Purchaser’s and its Affiliates’ right to use the Novartis Names and Marks as specified above shall expire, on a country-by-country basis, upon the MA Transfer Date. However, Novartis shall grant Purchaser permission, subject to local laws and regulations, to sell off Product sourced from Novartis prior to the MA Transfer Date and during any applicable grace period that is permitted in any country in the Territory following the MA Transfer Date subject to Purchaser and its Affiliates ceasing such use of the Novartis Names and Marks on expiry of the applicable grace period. Purchaser shall immediately notify Novartis in writing regarding the MA Transfer Date for each country of the Territory.

6.3
Reservation of Rights. The Questcor Parties acknowledge that (a) Novartis and/or its Affiliates are the sole owner(s) of all right, title and interest in and to the Novartis Names and Marks and (b) no Questcor Party nor any of its Affiliates has acquired, nor shall acquire, any right, title or interest in or to the Novartis Names and Marks other than the rights expressly set forth in this Agreement. All use of the Novartis Names and Marks by Purchaser or its Affiliates, and all goodwill associated with such use, shall inure to the benefit of Novartis and/or its Affiliates, as applicable.

7.	ASSUMED LIABILITIES AND EXCLUDED LIABILITIES

7.1
Assumed Liabilities. As of the Closing Date, the Questcor Parties shall assume, be responsible for and pay, perform and discharge when due, and, if necessary, reimburse Novartis for the following (collectively “Assumed Liabilities”):

(a)
any Liabilities arising within or outside the Territory from product liability claims or from patent or trademark infringement claims, actions or lawsuits brought by any Third Party relating to Product or Drug Substance manufactured by or for Purchaser or its Affiliates (or its Third Party collaborators) or sold by Purchaser or its Affiliates (or on their behalf) after the Closing Date (including sales made by Novartis and its Affiliates to Third Parties during the Phase 1 Period as set out in the Supply Agreement) in the Territory (but only to the extent such Liabilities do not arise from any event that exists prior to the Closing Date); and

(b)
any other Liabilities related to the Licensed IP or Transferred Assets in the Territory arising after the Closing Date (but only to the extent such Liabilities do not arise from any event that exists prior to the Closing Date).

7.2
Excluded Liabilities. Subject to the provisions of this Agreement, Novartis shall remain responsible for and pay, perform and discharge any Liabilities of Novartis and/or its Affiliates arising from its activities related to the Drug Substance and Product distributed, used or sold by or on behalf of Novartis or its Affiliates in the Territory prior to the Closing Date (“Excluded Liabilities”).

8.	OBLIGATIONS OF THE PURCHASER

8.1
Transfer of Marketing Authorizations. Purchaser shall file, or shall cause its Affiliate or designee to file, or, if required by applicable Law, Novartis, its Affiliate or designee shall file, applications for the transfer of the Marketing Authorizations for the Product in each country of the Territory as soon as practicable following the Closing Date and in any event within nine (9) months from the Closing Date unless otherwise provided in the Implementation Plan. Purchaser hereby acknowledges and agrees to file for the transfer of the Marketing Authorization in each country of the Territory in accordance with the Implementation Plan attached at Annex 4. Purchaser shall provide Novartis with a detailed submission action plan for the transfer of the Marketing Authorizations for the Product within three (3) months from the Closing Date. Such plan shall comply with Annex 4 and include all requirements and actions necessary, to obtain approval of the Marketing Authorization transfer by the Regulatory Authorities in each country in the Territory (including but not limited to the establishment of the Purchaser’s Affiliate or local agent, requirements of a Certificate of the Pharmaceutical Product, Regulatory Authority inspections and a list of documents to be provided by Novartis). Purchaser shall provide Novartis with the status of the progress of each MA Transfer in writing at least monthly.

8.2
Transfer of Manufacturing. The Questcor Parties shall use commercially reasonable efforts after the Closing Date to obtain all approvals necessary from the Regulatory Authorities to manufacture the Product and the Drug Substance independently from Novartis. Without prejudice to any provisions of the Supply Agreement, Purchaser shall assume its own manufacturing (or sourcing from a Third Party) of the Drug Substance and the Drug Product upon the end of the Transition Period and in no event later than [***] ([***]) years from the Closing Date. The Purchaser will transfer the secondary packaging operations as soon as practicable upon transfer of the Marketing Authorization on a country by country basis.

8.3
Compliance with Trade Control Laws. Notwithstanding anything in this Agreement to the contrary, neither Purchaser nor any of its Affiliates shall have any obligation under this Agreement or otherwise to export, reexport, sell, distribute or otherwise transfer Product, the Drug Substance and/or any other Transferred Assets in violation of any Laws applicable to such Person, including, without limitation, Trade Control Laws.

8.4
Retention of Profit Under Supply Agreement. If a Questcor Party is in breach, for any reason, of Clause 8.1 or Clause 8.2 above with respect to a specific country, Novartis has the right, without any further notice, to immediately cease the transfer of, and retain, the Profit as set out in the Supply Agreement with respect to such country until such breach is cured. For the avoidance of doubt, Novartis shall be entitled to keep moneys that have been retained during the period of non-compliance of a Questcor Party with its obligations according to Clause 8.1 and Clause 8.2 even after such breach has been cured. If a Questcor Party is in breach, for any reason, of Clause 8.1 or Clause 8.2 above and there is no Profit or a loss on the sales of Product in such country in the Territory as described above and in the Supply Agreement, then Novartis has the right, without any further notice, to immediately send the Questcor Parties an invoice for such loss with respect to such country as further described in the Supply Agreement and the Questcor Parties shall pay Novartis such amount within thirty (30) days of receipt of such invoice.

8.5
Sales of the Product. Purchaser shall, and Questcor shall cause Purchaser to, keep the Product on the market in any country where there is a Medical Need as of the applicable MA Transfer Date for at least [***] ([***]) years following the MA Transfer Date.

9.	TRANSITION SERVICES PROVIDED BY NOVARTIS

9.1	Transition Services. During the Transition Period, Novartis shall provide the following transition services (“Transition Services”) in the Territory:

(a)
Novartis shall provide to the Purchaser (i) within sixty (60) days from the Closing Date all tangible documentation and records embodying the Transferred Assets and Licensed IP readily accessible to Novartis and its Affiliates, which if in electronic form shall be readily useable with off-the-shelf commercially available software and equipment, (ii) until twelve (12) months following delivery of all materials under Clause 9.1(a)(i), reasonable access to the personnel at Novartis and its Affiliates to provide instructions and answer questions regarding the application of the Transferred Assets and Licensed IP (to the extent known by Novartis and its Affiliates), and (c) reasonable access to the manufacturing sites of Novartis or of its Affiliates within the Territory used for the packaging of the Product (subject to any policies and guidelines reasonably imposed by Novartis and its Affiliates).

(b)	supplying and invoicing customers for the Product in the Territory during the Phase 1 Period;

(c)	supplying the Product or the Drug Product (as the case may be) to the Purchaser in accordance with the Supply Agreement;

(d)
providing Purchaser with existing and available documentation owned or controlled by Novartis in the Field as listed in Annex 12, describing the manufacturing process, and reasonable general assistance for the transfer of the Supplier 1 Supply Agreement as further described in Clause 14.5;

(e)
upon reasonable written request from Purchaser, and at Purchaser’s expense, providing regulatory assistance to facilitate the transfer of the Marketing Authorizations from Novartis and/or its Affiliates in the Territory;

(f)
Novartis shall consider Purchaser’s requests for manufacturing batch records and testing documentation in good faith and shall use commercially reasonable efforts to provide to Purchaser appropriate records and documentation; and

(g)
for all work other than the work described above, upon reasonable written request from Purchaser and subject to the agreement of Novartis (such agreement not to be unreasonably withheld), and at Purchaser’s reasonable expense, providing reasonable assistance in order to facilitate the assumption by Purchaser or its Affiliates of the manufacturing of the Product (including the Drug Substance).

Notwithstanding the above, Novartis hereby reserves the right and may in its sole discretion upon notice to Purchaser charge Purchaser or its Affiliates (or deduct in the profit transfer to the Purchaser) for any transition services set forth in Clause 9.1(a) that Novartis considers to be onerous from an effort or cost perspective.

9.2
Transition Period. It is agreed and understood by and between the Parties that Novartis shall only provide the Transition Services in the Territory until the end of the Transition Period (i.e. for a maximum of [***] ([***]) years from the Closing Date).

10.	MAINTENANCE OF MARKETING AUTHORIZATIONS PENDING COMPLETION OF TRANSFER

10.1
Maintenance. From the Signing Date until completion of the transfer of the Marketing Authorizations to Purchaser (or its Affiliates or designee), but for no longer than a period of [***] ([***]) years after Closing:

(a)	Novartis shall use its commercially reasonable efforts to maintain the Marketing Authorizations and assist in the transfer of such Marketing Authorizations to Purchaser;

(b)
Novartis shall continue to pursue those on-going variations, amendments and renewals which are pending, including all stability studies to support an expiry date that is no less than eighteen (18) months; however, there is no guarantee that Novartis shall be successful in achieving such expiry dating; and

(c)	Novartis shall not be required to initiate any additional variations or amendments, except in the event they are reasonably necessary for the continuation of the Business.

10.2
Responsibility. For the avoidance of doubt, Novartis does not warrant and shall not be responsible and shall have no liability in this regard for the successful maintenance or renewal of the Marketing Authorizations after the Closing Date and/or whether or not a variation is successful, except if the Regulatory Authority cancels a Marketing Authorization or refuses its renewal as a result of Novartis’ gross negligence or wilful misconduct. Furthermore Novartis is not responsible for conducting any studies, including clinical and stability studies, concerning the Drug Substance and/or the Product, which may be requested by the Regulatory Authority or any Governmental Authority after the Closing Date, regardless of whether the MA Transfer Date has occurred or not.

For the avoidance of doubt and notwithstanding any other rights that Novartis may have in this Agreement, Novartis and/or its Affiliates shall have the right after the second anniversary of the Closing to prune and/or deregister the MA with respect to the Product in any country in the Territory where the Purchaser has failed to complete the transfer of the Marketing Authorization for the Product within a period of [***] ([***]) years after Closing provided that this is permitted by the Regulatory Authority; and provided further that, Purchaser shall have no liability to Novartis as a result of such pruning or de-registration with regard to any country in which Purchaser has an obligation hereunder to provide Product as a result of Medical Need as long as Purchaser has complied in all material respects with the terms of this Agreement.

10.3
Costs. Purchaser or its Affiliates shall bear the fees levied by the relevant Regulatory Authorities and Governmental Entities and any other relevant reasonable Third Party costs for: (a) the maintenance of the Marketing Authorizations and for the transfer to Purchaser (or its Affiliates) after the Closing Date; and (b) any variations, amendments and renewals pursuant to Clauses 10.1(b) and 10.1(c) above.

11.	CO-OPERATION ON PHARMACOVIGILANCE AND SAFETY

11.1	Adverse Events. The Parties shall co-operate with regard to the reporting and handling of Adverse Events in accordance with the applicable regulatory laws and regulations on pharmacovigilance.

11.2
Pharmacovigilance Agreement. Within six (6) months following the Closing Date, the Parties shall agree upon and implement a procedure for the mutual exchange of adverse event reports and safety information associated with the Product. Details of the operating procedure respecting such adverse event reports and safety information exchange shall be the subject of a mutually-agreed written pharmacovigilance agreement between the Parties which shall be entered into within such six (6) month period, which template is attached hereto as Annex 8.

12.	PURCHASE PRICE AND PAYMENT OF PURCHASE PRICE

12.1
Purchase Price. The purchase price for the Transferred Assets is included in the Upfront Payment described in the License Agreement between the Parties executed concurrently herewith (“Purchase Price”).

12.2	Payment Schedule. The Purchase Price shall be payable by the Purchaser to NAG according to the terms of the License Agreement.

12.3	Taxes.

(a)
Purchaser and Novartis shall each bear [***] of any transfer tax imposed in the Territory in connection with the transactions contemplated in this Agreement and shall make any corresponding tax declarations in the Territory that may be required.

(b)
Each Party shall be responsible for any tax obligations of its own due to this Agreement (including income tax and capital gains tax). No Party shall have any obligation towards another Party in case such other Party fails to fully comply with its tax obligations.

(c)
For all tax purposes, each of the Parties agrees to report the transactions contemplated by this Agreement in a manner consistent with its terms and to not take any position inconsistent therewith in any tax return, refund claim, litigation, or otherwise.

13.	CLOSING

13.1
Closing Date. Upon the terms and subject to the conditions of this Agreement, the transfer of the Transferred Assets and the assumption of the Assumed Liabilities shall take place on the Closing Date at the Novartis offices in Basel. Notwithstanding the foregoing and anything to the contrary, however, if the Closing Date has not occurred on or before the second (2nd) anniversary of the Signing Date, (i) there shall be no Closing, (ii) this Agreement shall have no further force or effect, except with respect to Clause 19.1, and (iii) no Party shall have any further responsibility or liability to the other with respect to the Business, Transferred Assets, Licensed IP and/or Manufacturing Technology hereunder or under the Supply Agreement, except with respect to Clause 19.1.

13.2
Conditions to Closing of Novartis. The obligations of Novartis to consummate the Closing shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Novartis at its sole discretion:

(d)	The representations and warranties of the Questcor Parties contained in this Agreement shall be true and correct in all material respects as of the Signing Date and as of the Closing Date;

(e)
Questcor and/or Purchaser shall have performed, or complied with, in all material respects, all obligations and covenants under this Agreement required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(f)	Novartis shall have received a certificate signed by a duly authorized officer of each of Questcor and Purchaser to the effect set forth in Clauses 13.2(a) and 13.2(b); and

(g)
Novartis shall have put together a data package sufficient to submit to the applicable Regulatory Authorities for a change of the Drug Substance manufacturing site from Novartis to Supplier 1 and reduced shelf life to no less than [***] ([***]) months, as determined by Novartis in good faith.

13.3
Conditions to Closing of Purchaser. The obligation of Purchaser to consummate the Closing shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Purchaser at its sole discretion:

(a)	The representations and warranties of Novartis contained in this Agreement shall be true and correct in all material respects as of the Signing Date and as of the Closing Date;

(b)
Novartis shall have performed, or complied with, in all material respects, all obligations and covenants under this Agreement required by this Agreement to be performed or complied with by it on or prior to the Closing Date (expressly excluding any obligation of Novartis to put together the data package mentioned in Clause 13.2(d), which is addressed in this Clause 13.3 below); and

(c)	Purchaser shall have received a certificate signed by a duly authorized officer of Novartis to the effect set forth in Clauses 13.3(a) and 13.3(b).
If the condition to Closing set forth in Clause 13.2(d) is not satisfied and Novartis waives satisfaction of such condition to closing, then the obligation of Purchaser to consummate the Closing shall also be subject to the satisfaction of the condition set forth in Clause 13.2(d).

13.4
Confirmation to Affiliates. Within thirty (30) days of the Closing Date, Novartis shall deliver to Purchaser a copy of instructions by Novartis to its pertinent Affiliates by which Novartis instructs them to:

(a)	agree with the Purchaser how and when to transfer to Purchaser or its Affiliates or designates:

(i)	Marketing Authorization Data which are in Novartis’ or its Affiliates’ possession; and

(ii)	the Marketing Authorizations (by way of an appropriate submission to the relevant Regulatory Authorities); and

(b)	otherwise co-operate with the Purchaser to facilitate the smooth implementation of this Agreement.

13.5
Insurance and Inventory. Title to the Transferred Assets shall pass to the Purchaser on the Closing Date. Risk of loss or damage to the Transferred Assets shall pass to the Purchaser on the Closing Date. With respect to the Inventory that has not yet been delivered to Purchaser on the Closing Date, and subject to the terms of the Supply Agreement, the risk of loss shall pass upon dispatch from Novartis’ site for physical delivery to Purchaser.

14.	THIRD PARTY AGREEMENTS

14.1
Assignment of Third Party Agreements. As soon as practicable, following the Closing Date, Novartis shall or shall ensure that its Affiliates shall assign its rights and obligations related to the Product under those Third Party Agreements listed in Annex 7 and that can be assigned to the Purchaser without the consent of the respective Third Party or for which consent has been obtained prior to the Closing, (including, where appropriate, Third Party Agreements originally entered by Sandoz Ltd (“Sandoz”) or Ciba-Geigy Ltd (“Ciba-Geigy”), and of which Novartis is the legal successor), to Purchaser. After the Closing Date, Novartis shall assign its rights and obligations under any other Third Party Agreements that relate exclusively to the Product on a date to be agreed after the Closing Date and subject to receipt of consent from the relevant Third Party provided that Novartis cannot guarantee that such consent shall be forthcoming, but which Novartis shall use reasonable efforts to obtain. In the event that such consent is not obtained, Novartis shall remain as the contracting party under such Third Party Agreements for their duration provided that Novartis shall be entitled to terminate such Third Party Agreement as soon as practicable. If agreed between the Parties, Novartis and the Purchaser will cooperate in a mutually agreeable arrangement under which the Purchaser shall obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including sub-contracting, sub-licensing or sub-leasing to Purchaser or whereby Purchaser shall, as Novartis’ agent, perform and discharge all outstanding obligations and Liabilities of Novartis (or as applicable, Novartis’ Affiliates) under the Third Party Agreement, or under which Novartis would enforce for the benefit of Purchaser any and all rights of Novartis against a Third Party thereto, with Purchaser assuming any Liabilities of Novartis. Where Purchaser assumes any obligations under the Third Party Agreement, the Purchaser shall indemnify Novartis against any actions, proceedings, Liabilities, losses, costs, demands or claims Novartis may incur arising out of the Purchaser’s failure to do so.

14.2
Termination of Third Party Agreements. Subject to the conditions set forth in the relevant Third Party Agreement, Novartis shall terminate after the Closing Date any relevant Third Party Agreement not assigned to the Purchaser as provided in Clause 14.1, as soon as reasonably practicable. The Purchaser shall pay, or shall reimburse Novartis for, any termination fees that result from any such termination.

14.3
Assignment or Termination of Parts of a Third Party Agreement. Where only part of a Third Party Agreement relates to the Product(s) sold to Purchaser under this Agreement or where such Third Party Agreement is not exclusively related to the Product, then nothing in this Agreement shall oblige Novartis to assign such Third Party Agreement to the Purchaser and Novartis shall remove the Product from the scope of the Third Party Agreement as soon as practicable after the Closing Date, unless otherwise agreed in writing between the Parties.

14.4
Tenders. Where feasible, the Tenders will be treated in the same manner as the Third Party Agreements. The Parties will cooperate to ensure an efficient transfer to Purchaser of the Tenders outstanding following the MA Transfer Date with the aim of continuing the supply of the Product through the Tenders. Where Tenders are not assignable, then they shall be handled in the same manner as non-assignable Third Party Agreement as further described in Clause 14.1.

14.5
Supplier 1 and Supplier 2 Supply Agreements. Following expiry of the Transition Period, Novartis shall assign to Purchaser and Purchaser shall accept such assignment of the Supplier 1 Supply Agreement and the Supplier 2 Supply Agreement but subject to Novartis securing the consent of Supplier 1 and Supplier 2 as required under the Supplier 1 Supply Agreement and the Supplier 2 Supply Agreement respectively. Novartis shall use commercially reasonable efforts to secure the consent of Supplier 1 and Supplier 2 but in the event that such consent is not forthcoming, Novartis shall have no liability to Purchaser in this regard and Purchaser shall be responsible for putting its own supply agreements in place.

14.6
Assumed Liabilities Under Third Party Agreements. Notwithstanding anything herein to the contrary, Purchaser shall assume, be responsible for and pay, perform and discharge when due, only the Liabilities of Novartis (and/or its Affiliates) under the Third Party Agreement to the extent such agreements are assigned to Purchaser and only then to the extent such Liabilities (a) are to be performed after the Closing Date, (b) do not arise as a direct consequence of any breach or default on or prior to the Closing Date, and (c) are accompanied by a correlated duty of performance or payment on the part of the other Party(ies) thereto.

15.	NOVARTIS’ REPRESENTATIONS AND WARRANTIES

15.1
Representations and Warranties. Subject to the exceptions disclosed in a disclosure letter delivered by Novartis to Purchaser on the Signing Date (the “Novartis Disclosure Letter”), Novartis represents and warrants to the Purchaser that as of the Signing Date and as of the Closing Date:

(a)	Novartis is a corporation duly organized and existing under the laws of its country of incorporation;

(b)	Novartis has paid or accrued in its accounts all applicable taxes related to the Transferred Assets prior to the Closing Date;

(c)	Novartis and/or its Affiliates (as applicable) are the legal and beneficial owners of the Transferred Assets;

(d)
To Novartis’ reasonable knowledge and belief, there is no material litigation pending or threatened against Novartis in the Territory related primarily to, or arising primarily out of, the Transferred Assets or the Trademarks, other than any litigation pending or threatened that challenges or seeks to prevent or enjoin the transactions contemplated by this Agreement;

(e)	To Novartis’ reasonable knowledge and belief, there are no infringements by any third party of any of the Transferred Assets or Licensed IP in the Territory; and

(f)	To Novartis’ reasonable knowledge and belief, the Marketing Authorizations are in force to the extent required by law.

15.2
Disclaimer. Except as provided for in Clause 15.1, NOVARTIS MAKES NO REPRESENTATIONS, EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, AND ASSUMES NO RESPONSIBILITY OR LIABILITY AFTER CLOSING WHATSOEVER IN RESPECT OF THE TRANSFERRED ASSETS, THE MANUFACTURE, MARKETING, PROMOTION, DISTRIBUTION, SALE AND USE OF THE PRODUCT OR THE DRUG SUBSTANCE, THE TRADEMARKS AND THE LICENSED IP, WHICH PURCHASER IS BUYING/LICENSING “AS-IS” AND WITH ALL FAULTS.

15.3	Adequacy of Information. Each Questcor Party acknowledges and agrees that:

(a)	it is taking full responsibility for making its own and independent evaluation of the Transferred Assets;

(b)
it will not assert any claim against Novartis or any of its employees, agents, stockholders, Affiliates or any representatives or hold Novartis or any such persons liable for any inaccuracies, misstatements or omissions (except for the representations and warranties contained in Clause 15.1 of this Agreement); and

(c)	Novartis makes no warranty with respect to the accuracy and completeness of any estimates, projections, forecasts, plans, or budgets provided by Novartis to the Questcor Parties.

16.	QUESTCOR PARTIES’ REPRESENTATIONS AND WARRANTIES

16.1
Representations and Warranties. Subject to the exceptions disclosed in a disclosure letter delivered by the Questcor Parties to Novartis on the Signing Date (the “Questcor Disclosure Letter”), each Questcor Party represents and warrants to Novartis that as of the Signing Date and as of the Closing Date:

(c)	Questcor is a well-established and licensed pharmaceutical company;

(d)
Such Questcor Party is not and has not been subject to any litigation by customers or investigation by local and/or regulatory authorities which would negatively have a material impact on a transfer of the Business to Purchaser;

(e)	There is no suit, action, investigation or proceeding pending or threatened against such Questcor Party, that challenges or seeks to prevent or enjoin the transactions contemplated by this Agreement;

(f)	Such Questcor Party is a valid legal entity duly constituted, organised and existing under the laws of the jurisdiction of its formation;

(g)
Such Questcor Party has the capacity to enter into this Agreement and has obtained all required internal approvals from its board of directors, management committee and/or any other internal committee;

(h)	Such Questcor Party has received all the information it considers necessary for deciding whether to enter into this Agreement and acquire the Transferred Assets and Licensed IP in the Territory; and

(i)	Such Questcor Party has no knowledge that any representations or warranty of Novartis made in this Agreement are not true and correct.

17.	INDEMNIFICATION

17.1
Indemnification Obligations of Novartis. Novartis shall indemnify, defend and hold harmless the Questcor Parties and their Affiliates (the “Purchaser Indemnified Parties”) from, against, and in respect of, all costs, charges, claims (including Third Party claims), damages or expenses (including attorneys’ fees and expenses) against or incurred by them (“Losses”) to the extent arising out of or relating to:

(d)	any breach of any representation or warranty of Novartis set forth in this Agreement and any uncured material breach of any covenant, agreement or undertaking made by Novartis in this Agreement; or

(e)	Novartis’ failure to perform, discharge or satisfy any Excluded Liabilities.

17.2
Indemnification by Questcor Parties. The Questcor Parties shall indemnify, defend and hold harmless Novartis and its Affiliates (the “Novartis Indemnified Parties”) from, against and in respect of any and all Losses arising out of or relating to:

(a)	any breach of any representation or warranty of the Questcor Parties set forth in this Agreement;

(b)	the Questcor Parties’ failure to perform, discharge or satisfy the Assumed Liabilities;

(c)	any uncured material breach of any covenant, agreement or undertaking made by the Questcor Parties in this Agreement; or

(d)	the manufacture, Development or Commercialization of Product and/or Drug Substance, the Transferred Assets and/or the Licensed IP following the Closing Date.

17.3
Survival. The representations and warranties made by the Parties and contained in this Agreement shall survive the Closing Date for, and all claims for indemnification in connection therewith shall be asserted not later than, [***] ([***]) months following the Closing Date. Notwithstanding the foregoing, if, prior to the close of business on the last day a claim for indemnification may be asserted hereunder, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof. For the sake of clarity, the Parties acknowledge and agree that this Clause 17.3 applies solely with respect to representations and warranties.

17.4	Limitations.

(a)	The aggregate liability of Novartis for all of the Purchaser Indemnified Parties’ claims under Clause 17.1 shall be limited to [***] United States Dollars (US$[***]).

(b)
Novartis shall not be liable for any claim unless the amount of the individual claim by a Purchaser Indemnified Party exceeds [***] United States Dollars (US$[***]). The Purchaser Indemnified Parties can assert claims under Clause 17.1 only if the total amount of all Losses by the Purchaser Indemnified Parties exceeds the amount of [***] United States Dollars (US$[***]) (the “Threshold”), in which event the Purchaser Indemnified Parties may claim indemnification for all Losses over and above the Threshold.

17.5	Indemnification Procedure. The indemnified Party under this Clause 17 (the “Indemnified Party”) shall:

(a)	promptly notify the indemnifying Party (the “Indemnifying Party”) of any claim or proceeding, or threatened claim or proceeding, which could lead to a Loss;

(b)
permit the Indemnifying Party to take full care and control of the conduct, defence and settlement of such claim or proceeding; provided, however, that the Indemnifying Party shall not compromise or otherwise settle any such claim or proceeding without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed;

(c)	reasonably assist at the cost of the Indemnifying Party in the investigation and defence of such claim or proceeding;

(d)	not compromise or otherwise settle any such claim or proceeding without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed; and

(e)	take all reasonable steps to mitigate any Loss in respect of any such claim or proceeding.

17.6
Reductions. To the extent that any Loss incurred due to the breach of a representation or warranty is compensated by other related benefits, e.g. tax benefits or valid and enforceable claims against third parties, including insurance companies, the amount of such Loss shall be reduced accordingly (i.e. net of any amounts recovered or recoverable). The respective Party shall use all reasonable efforts to obtain such related benefits. For the avoidance of doubt, the Parties are aware that this will not exclude the possibility that insurance companies may have a right for full or partial recourse against the Party which has breached a representation or warranty.

17.7
Sole Remedy. The provisions of this Clause 17 shall be the sole and exclusive monetary remedy of the Questcor Parties and Novartis for any breach by the other Party of a representation or warranty contained in this Agreement.

18.	TERMINATION

18.1
Failure to Transfer MA’s. In the event that in any country in the Territory: (a) the Purchaser has failed to file for the transfer of the MA upon expiry of the Transition Period; (b) the MA Transfer Date has not been achieved upon the expiry of the Transition Period; (c) the Purchaser has failed to obtain any approvals from the Regulatory Authorities required to manufacture the Product and the Drug Substance independently from Novartis upon expiry of the Transition Period; (d) the Purchaser has failed to establish a distribution channel or assume its own manufacturing (or sourcing from a Third Party) of the Drug Substance and the Product for the Business upon expiry of the Transition Period; or (e) the Purchaser has failed to make Product available on the market in any country in the Territory with Medical Need as of the MA Transfer Date prior to expiry of the Transition Period; then Novartis shall be entitled (but shall not be under any obligation), to recover ownership of the Product in such country(ies), on a country by country basis (“Returned Territory”). Novartis shall be entitled to exercise its right with respect to any of country(ies) affected upon expiry of the Transition Period and for a twelve (12) month period thereafter. In the event that Novartis decides to exercise its right to recover ownership of the Product in any or all of the affected countries, as Novartis shall in its sole discretion decide, Novartis shall serve written notice upon the Purchaser. Following receipt of such notice by the Purchaser:

(e)
the Parties shall promptly enter into a transfer agreement with respect to the Returned Territory in a form to be mutually agreed between the Parties in good faith whereby, inter alia, Purchaser hereby agrees to transfer the Transferred Assets in the Returned Territory back to Novartis free of charge and to indemnify Novartis for all Losses incurred as a result of 18.1(c), (d) and/or (e);

(f)
upon the request of Novartis, the Parties shall promptly enter into an inbound supply agreement in a form to be mutually agreed between the Parties in good faith, if necessary, whereby, inter alia, Purchaser hereby agrees to supply the Product to Novartis (in such dosage forms as required by Novartis) at cost which shall not be higher than the Basel Supply Price that applies under the Supply Agreement or where the Supply Agreement has expired, the Basel Supply Price that applied at the expiry date of the Supply Agreement);

(g)	Annex 9 of this Agreement shall be updated to include those countries in the Territory where the Product has transferred back to Novartis as a Returned Territory;

(h)
the right of the Purchaser to use the Licensed IP as further described herein shall no longer apply in those countries listed in the transfer agreement and shall immediately expire upon execution of the transfer agreement; and

(i)
the Purchaser shall not be entitled to any refund of the Purchase Price from Novartis and Novartis shall not be required to make any other payments to the Purchaser except as expressly set forth in the transfer agreement.

The Purchaser hereby acknowledges and agrees that following signature of the transfer agreement by the Parties, Novartis shall be the owner of the Returned Territory and the right to manufacture, Develop and Commercialize the Product connected therewith in those countries as stipulated in the transfer agreement, and accordingly Novartis shall be entitled to handle the Product in the Returned Territory(ies) as Novartis shall in its sole discretion decide, including without limitation, securing the supply of the Product in accordance with above or from another Third Party or otherwise (as Novartis shall in its sole discretion decide), divesting the Product in the Returned Territory to another Third Party, continuing to sell the Product in the Returned Territory(ies), pruning the Product in the Returned Territory(ies) or otherwise.
At the date of signature of each and any transfer agreement, for each Returned Territory, Purchaser shall pay to Novartis a one-time fee equal to (i) the Net Sales (as defined in the Supply Agreement) for the Returned Territory during the trailing twelve months multiplied by (ii) [***] ([***]) (each a “Returned Territory Fee”); provided, that, in no event shall the aggregate amount of the Returned Territory Fees paid by Purchaser to Novartis exceed [***] United States Dollars (US$[***]). Any Returned Territory Fees shall be paid within thirty (30) days of the date in which Novartis recovers ownership of a Returned Territory.

19.	CONFIDENTIALITY; PRESS RELEASE

19.1
Duty of Confidence. The Parties acknowledge and agree that the Licensed IP and Manufacturing Technology will be deemed to be the confidential and proprietary information of the Purchaser on and after the Effective Date and shall be deemed to be Information of Purchaser for purposes of this Clause 19. Subject to the other provisions of this Clause 19, all Information will be maintained by the Parties in confidence and otherwise safeguarded by all Parties. Each Party may only use the Information strictly for the purposes of this Agreement and pursuant to the rights and obligations of such Party under this Agreement. Subject to the other provisions of this Clause 19, each Party shall hold as confidential such Information of the other Party or its Affiliates (in the case of Novartis, where Affiliates of Novartis disclose information) in the same manner and with the same protection as such recipient Party maintains its own confidential information. Subject to the other provisions of this Clause 19, a Party may only disclose Information to employees, agents, contractors, consultants and advisers of such Party and in the case of Novartis, Novartis may also disclose to its Affiliates and their employees, agents and contractors, and in the case of the Questcor Parties, the Questcor Parties may also disclose to its authorized sublicensees to the extent reasonably necessary for the purposes of, and for those matters undertaken pursuant to, this Agreement; provided that such Persons are bound to maintain the confidentiality of the Information in a manner consistent with the confidentiality provisions of this Agreement. Notwithstanding anything to the contrary, however, the Parties acknowledge and agree that certain Licensed IP and Manufacturing Technology have been licensed to a Third Party for use outside the Territory prior to the Signature Date. Novartis’ disclosure and/or use of Novartis’ Information and the Licensed IP and Manufacturing Technology pursuant to the terms of written agreements entered into prior to the date hereof with such Third Party shall not be a breach or violation of the terms of this Clause 19.

19.2	Exceptions. The obligations under Clause 19.1 shall not apply to any information to the extent the recipient Party can demonstrate by competent evidence that such information:

(c)
is (at the time of disclosure) or becomes (after the time of disclosure) known to the public or part of the public domain through no breach of this Agreement by the recipient Party or, including in the case of Novartis its Affiliates or in the case of the Questcor Parties, through their authorized sublicensees;

(d)	with respect to the Questcor Parties, was known to, or was otherwise in the possession of, the Questcor Parties, prior to the time of disclosure by Novartis or any of its Affiliates;

(e)
is disclosed to the recipient Party (or an Affiliate, in the case of Novartis) on a non-confidential basis by a Third Party who is entitled to disclose it without breaching any confidentiality obligation to the disclosing Party (or any of its Affiliates in the case of Novartis); or

(f)
is independently developed by or on behalf of the recipient Party (or its Affiliates, in the case of Novartis), as evidenced by its written records, without reference to the Information disclosed by the disclosing Party (or its Affiliates in the case of Novartis) under this Agreement.

19.3	Authorized Disclosures.

(f)
In addition to disclosures allowed under Clause 19.1 and 19.2, the Questcor Parties may disclose Information belonging to Novartis or its Affiliates to the extent such disclosure is necessary in connection with the Regulatory Filings (as such term is defined in the License Agreement) for a Product.

(g)
In addition to disclosures allowed under Clause 19.1 and 19.2, either Party may disclose Information belonging to the other Party (and/or its Affiliates in the case of Novartis) to the extent such disclosure is necessary to: (i) prosecute or defend litigation as permitted by this Agreement; and/or (ii) comply with applicable court orders or governmental regulations.

(h)
In the event the recipient Party is required to disclose Information of the disclosing Party by Law or in connection with bona fide legal process, such disclosure shall not be a breach of this Agreement; provided that the recipient Party (i) informs the disclosing Party as soon as reasonably practicable of the required disclosure; (ii) limits the disclosure to the required purpose; and (iii) at the disclosing Party’s request and expense, assists in an attempt to object to or limit the required disclosure.

19.4
Press Releases. From and after the Signing Date, no Party shall issue any press release, trade announcement or make any other public announcement or statement with regard to the transactions contemplated by this Agreement without the other Parties’ prior written consent, which shall not be unreasonably withheld. Where consent is forthcoming, the Parties agree to consult with each other regarding the content of any such press release or other announcement. The aforementioned restriction shall not apply to announcements required by any Regulatory Authority or Governmental Entity under applicable Law provided that in such event the Parties shall coordinate the wording and the Questcor Parties shall take into consideration any requests of Novartis. However, in such event the Parties shall, to the extent reasonably practicable, coordinate the wordings of any such announcements. Each Party hereto acknowledges that Questcor Parties and Novartis shall have the right to disclose a brief summary of the transaction, including the Purchase Price, in their respective official financial reports.

19.5
Financial Information. In the event that Purchaser requests financial information after the Closing Date with respect to the Transferred Assets and/or Licensed IP prior to the Closing Date as necessary to comply with applicable Law or regulation, to the extent available without unreasonable effort or expense, Novartis shall furnish to Purchaser such financial information within thirty (30) days after such request.

19.6
Maintenance of Data and Books and Records. For a period of twelve (12) years after the Closing Date, (a) the Questcor Parties agree to retain (and to cause its Affiliates to retain) and make available all data and Books and Records received from Novartis and its Affiliates for inspection and copying by Novartis or its agent at Novartis’ expense, upon reasonable request and upon reasonable notice; provided that such Books and Records shall be made available only to the extent such availability is required by Novartis, an Affiliate or a Third Party to which the Product has been divested in another Territory to comply with a requirement of Law, this Agreement or the Supply Agreement or to enable Novartis, an Affiliate or Third Party to defend against, respond to, or otherwise participate in any litigation, investigation, audit process, subpoena, or other proceeding related to the Drug Substance and/or the Product, and (b) no such data, and other Books and Records shall be destroyed by the Questcor Parties without first advising Novartis in writing and giving Novartis a reasonable opportunity, at Novartis’ sole cost, to obtain possession thereof. Novartis will hold, and will use commercially reasonable efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to gold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of applicable Law, all confidential documents and information concerning the Purchaser or the Product provided to it pursuant to this Clause 19.6.

19.7
CPP. In the event that Novartis and/or its Affiliates requires a Questcor Party to request and/or issue a CPP for any country (whether in or outside the Territory and whether for Novartis, its Affiliate or for another Third Party to which the Product has previously been divested) in relation to the Product during the Transition Period, then the Questcor Parties shall as soon as practicable, but in no event later than sixty (60) days following such request by Novartis, action such requirement of Novartis and shall provide such CPP to Novartis as soon as reasonably possible and on such terms as Novartis shall reasonably require.

20.	MISCELLANEOUS

20.1
Ownership of Inventions. Novartis shall have no rights in any improvements or inventions created and developed by the Purchaser arising from the Purchaser’s activities under this Agreement, including any patent applications and patents covering such inventions.

20.2
Notification of Certain Matters. Novartis or the Questcor Parties, as applicable, shall give notice to the other Party at least two (2) Business Days prior to the Closing Date of any development arising after the Signing Date and prior to the date of such notice which is necessary to complete or correct any information in the Novartis Disclosure Letter or Questcor Disclosure Letter, as applicable, or in any of the representations and warranties in Clause 15 or Clause 16, as applicable.

20.3
Governing Law and Jurisdiction. This Agreement shall be governed by and construed under the Laws of the State of New York, USA, without giving effect to the conflicts of Laws provision thereof, and with the exclusion of the Vienna Convention on the International Sale of Goods. Any Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced in, and each Party expressly and irrevocably consents and submits to the jurisdiction of, any state or federal court located in the State, City and County of New York.

20.4
Assignment. Any Party may assign its rights and obligations under this Agreement without the other Parties’ prior written consent. Any permitted assignee shall assume all obligations of its assignor under this Agreement (or related to the assigned portion in case of a partial assignment), and no permitted assignment shall relieve the assignor of liability hereunder. Any attempted assignment in contravention of the foregoing shall be void. Any assignment by a Questcor Party will be subject to a written agreement that (a) requires the assignee to comply with all applicable obligations of this Agreement, and (b) is not in conflict with any term of this Agreement. The Questcor Parties shall undertake to enforce the provisions of any such assignment and shall remain responsible and jointly and severally liable with the assignee to Novartis for the performance of assignee’s obligations and for all acts or omissions of its assignees as if they were the acts or omissions of the Questcor Parties under this Agreement.

20.5
Force Majeure. If and to the extent that any Party is prevented or delayed by Force Majeure from performing any of its obligations under this Agreement and promptly so notifies in writing the other Parties, specifying the matters constituting Force Majeure together with such evidence in verification thereof as it can reasonably give and specifying the period for which it is estimated that the prevention or delay will continue, then the Party so affected shall be relieved of liability to the other for failure to perform or for delay in performing such obligations (as the case may be), but shall nevertheless use its commercially reasonable efforts to resume full performance thereof.

20.6	Further Assurances.

(a)
The Parties shall, and shall cause their Affiliates to, promptly cooperate with each other and their Affiliates and provide such information and assistance as may be reasonably requested by the other in connection with any filings or other actions contemplated by any Competition Law. In connection with and without limiting the foregoing, the parties shall and shall cause their respective Affiliates to, subject to applicable Law and except as prohibited by any applicable Governmental Entity:

(i)
promptly notify the other Parties of any written communication to that Party or its Affiliates from any Governmental Entity, including regulatory authorities, concerning this Agreement or the transactions contemplated hereby, and permit the other Parties to review in advance (and to consider any comments made by the other Parties in relation to) any proposed written communication to any of the foregoing;

(ii)
not agree to participate or participate in any substantive meeting with any Governmental Entity in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend and participate; and

(iii)
furnish the other Parties (through outside counsel) with copies of all correspondence, filings and written communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective representations on the one hand, and any Governmental Entity, including regulatory authority, or members of their respective staffs on the other hand, with respect to this Agreement and the transactions contemplated hereby.

(b)
For the avoidance of doubt, nothing in this Agreement shall obligate Purchaser to offer, take or agree with any actions in connection with, or to agree to, any separation order, sale divestiture or disposition of its existing products, assets or businesses.

(c)
Each Party shall execute and deliver to the other Parties, upon any Party’s request, all documents that are reasonably necessary or desirable to secure, preserve or implement each Party’s rights pursuant to this Agreement.

20.7
Injunctive Relief. The Parties understand and agree that monetary damages may not be a sufficient remedy for breach of this Agreement and that each Party may be entitled to equitable relief, including injunction and specific performance for any such breach. Nothing contained in this Agreement shall be construed as limiting a Party’s right to any other remedies it may have under this Agreement or in Law, including, without limitation, the recovery of damages for breach of this Agreement.

20.8
Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when: (a) delivered by hand (with written confirmation of receipt); (b) sent by fax (with written confirmation of receipt), provided that a copy is immediately sent by an internationally recognized overnight delivery service (receipt requested); or (c) when received by the addressee, if sent by an internationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and fax numbers set forth below (or to such other addresses and fax numbers as a Party may designate by written notice):

If to Purchaser or Questcor:
c/o Questcor Pharmaceuticals, Inc.
1300 North Kellogg Drive, Suite D
Anaheim Hills, CA 92807
Attn: Michael Mulroy, General Counsel
Fax: +1-714-789-4229
Email: Michael.Mulroy@Questcor.com
With a copy (which copy shall not constitute notice) to:
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660
Attention: Lawrence B. Cohn
Facsimile: +1-949-725-4100
Email: lcohn@sycr.com
If to Novartis:
Novartis Pharma AG
Lichtstrasse 35
CH-4056 Basel, Switzerland
Attn: Head of BD&L
Fax: +41 61 324 2100
With a copy To:
Novartis Pharma AG
Lichtstrasse 35
CH-4056 Basel, Switzerland
Attn: General Counsel
Fax: +41 61 324 7399

20.9
Waiver and Amendments. The failure of any Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by any other Party. No waiver shall be effective unless it has been given in writing and signed by the Party giving such waiver. No provision of this Agreement may be amended or modified other than by a written document signed by authorized representatives of each Party.

20.10
Severability. Without prejudice to any other rights that the Parties have pursuant to this Agreement, every provision of this Agreement is intended to be severable. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect. The Parties hereto agree to consult each other and to agree upon a new stipulation which is permissible under the law and which comes as close as possible to the original purpose and intent of the invalid, void or unenforceable provision.

20.11
Entire Agreement. This Agreement (together with the License Agreement and Supply Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

20.12
Relationship of the Parties. Nothing contained in this Agreement shall be deemed to constitute a partnership, joint venture, or legal entity of any type between Novartis and any Questcor Party, or to constitute one as the agent of the other. Moreover, each Party agrees not to construe this Agreement, or any of the transactions contemplated hereby, as a partnership for any tax purposes. Each Party shall act solely as an independent contractor, and nothing in this Agreement shall be construed to give any Party the power or authority to act for, bind, or commit the other.

20.13
Expenses. Except as otherwise expressly provided in this Agreement, each Party shall pay the fees and expenses of its respective lawyers and other experts and all other expenses and costs incurred by such Party incidental to the negotiation, preparation, execution and delivery of this Agreement.

20.14
Extension to Affiliates. Each Party shall have the right to extend the rights, immunities and obligations granted in this Agreement to one or more of its Affiliates. All applicable terms and provisions of this Agreement shall apply to any such Affiliate to which this Agreement has been extended to the same extent as such terms and provisions apply to original Party, who shall remain primarily liable for any acts or omissions of its Affiliates.

20.15
Compliance with Law. Each Party shall perform its obligations under this Agreement in accordance with all applicable Laws. No Party shall, or shall be required to, undertake any activity under or in connection with this Agreement which violates, or which it believes, in good faith, may violate, any applicable Law. In particular, Novartis shall be entitled to redact, delete or modify any Commercial Information, Global Medical Information, Medical Information, Know-How and Books and Records before providing or making available such information to the Purchaser or its Affiliates as required pursuant to this Agreement to ensure compliance with any applicable laws and regulations including any Laws and regulations relating to data privacy.

20.16
English Language. This Agreement is written and executed in the English language. Any translation into any other language shall not be an official version of this Agreement and in the event of any conflict in interpretation between the English version and such translation, the English version shall prevail.

20.17	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20.18	Joint and Several Liability. The Questcor Parties’ obligations under this Agreement shall, in all cases, be joint and several.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

The parties to this Agreement have caused this Agreement to be executed and delivered as of the date first written above.

NOVARTIS AG By: /s/Barbara Kessler Name: Barbara Kessler Title: Authorized Signatory Date:	NOVARTIS PHARMA AG By: /s/Alex Pyrathon Name: Alex Pyrathon Global Head Commercial Operations Title: & Established Medicines BF Date:
By: /s/Andreas Bohrer Name: Andreas Bohrer Title: Authorized Signatory Date:	By: /s/Matt Owens Name: Matt Owens Title: Senior Legal Counsel Date:
QUESTCOR PHARMACEUTICALS, INC. By: /s/Don Bailey Name: Don Bailey Title: President and CEO Date: June 7, 2013	AKASIA LIMITED By: /s/Michael Mulroy Name: Micheal Mulroy Title: Director Date: June 7, 2013

[***]	Information has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.